Exhibit 99.1

OBSEVA SA

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Balance Sheets

(in USD ’000)	Notes	June 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	4	58,923	31,183
Other receivables		458	397
Prepaid expenses		8,010	5,388
Total current assets		67,391	36,968
Non-current assets
Right-of-use assets		834	1,425
Furniture, fixtures and equipment		65	151
Intangible assets	5	26,608	26,608
Other long-term assets		284	295
Total non-current assets		27,791	28,479
Total assets		95,182	65,447
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and current liabilities		7,515	10,760
Accrued expenses		10,312	10,248
Current lease liabilities		694	696
Total current liabilities		18,521	21,704
Non-current liabilities
Non-current lease liabilities		567	952
Non-current borrowings	6	25,519	25,300
Post-employment obligations		8,074	8,218
Other long-term liabilities		877	919
Total non-current liabilities		35,037	35,389
Shareholders’ equity
Share capital		6,948	4,878
Treasury shares		(630)	(304)
Share premium		424,567	356,822
Reserves		29,282	26,353
Accumulated losses		(418,543)	(379,395)
Total shareholders’ equity	7	41,624	8,354
Total liabilities and shareholders’ equity		95,182	65,447

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(in USD ’000, except per share data)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2021	2020	2021	2020
Operating income other than revenue		4	4	10	8
OPERATING EXPENSES
Research and development expenses	8	(14,485)	(15,377)	(30,001)	(32,565)
General and administrative expenses		(3,888)	(2,191)	(8,079)	(5,900)
Total operating expenses		(18,373)	(17,568)	(38,080)	(38,465)
OPERATING LOSS		(18,369)	(17,564)	(38,070)	(38,457)
Finance income		(55)	48	574	108
Finance expense		(690)	(690)	(1,601)	(1,701)
NET LOSS BEFORE TAX		(19,114)	(18,206)	(39,097)	(40,050)
Income tax (expense) / benefit	9	(30)	38	(51)	19
NET LOSS FOR THE PERIOD		(19,144)	(18,168)	(39,148)	(40,031)
Net loss per share
Basic	10	(0.25)	(0.38)	(0.54)	(0.86)
Diluted	10	(0.25)	(0.38)	(0.54)	(0.86)
OTHER COMPREHENSIVE LOSS
Items that will not be reclassified to profit and loss
Remeasurements on post-employment benefit plans		—	—	—	—
Items that may be reclassified to profit or loss
Currency translation differences		—	—	—	—
TOTAL OTHER COMPREHENSIVE LOSS		—	—	—	—
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(19,143)	(18,168)	(39,148)	(40,031)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows

		Six-month period ended June 30,
(in USD ’000)	Notes	2021	2020
NET LOSS BEFORE TAX FOR THE PERIOD		(39,097)	(40,050)
Adjustments for:
Depreciation and impairment expense		505	362
Post-employment cost / (benefit)		229	(9)
Share-based compensation expense		2,929	4,184
Income tax paid		—	(21)
Finance result, net		1,027	1,592
Decrease in other receivables		160	431
Increase in prepaid expenses and other long term-assets		(2,621)	(746)
(Decrease) / increase in other payables and current liabilities		(3,300)	3,568
Increase / (decrease) in accrued expenses and other long-term liabilities		64	(3,230)
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(40,104)	(33,919)
Payments for plant and equipment		(10)	—
NET CASH FLOWS USED IN INVESTING ACTIVITIES		(10)	—
Proceeds from issue of shares		48,960	11,247
Payment of share issuance costs		(1,674)	(347)
Proceeds from exercise of warrants		22,117	—
Principal elements of lease payments		(337)	(303)
Interest paid		(1,127)	(965)
NET CASH FLOWS FROM FINANCING ACTIVITIES		67,939	9,632
Net increase / (decrease) in cash and cash equivalents		27,825	(24,287)
Cash and cash equivalents as at January 1,		31,183	69,370
Effects of exchange rate changes on cash and cash equivalents		(85)	(118)
Cash and cash equivalents as at June 30,		58,923	44,965

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Statements of Changes in Equity

(in USD ’000)	Share capital	Treasury shares	Share premium	Reserves	Accumulated losses	Total
January 1, 2020	3,812	(313)	320,955	21,912	(297,411)	48,955
Loss for the period	—		—	—	(40,031)	(40,031)
Other comprehensive loss	—		—	—	—	—
Total comprehensive loss	—		—	—	(40,031)	(40,031)
Issuance of shares - EIP 2013	9		1,321	(1,321)	—	9
Issuance of shares - ATM program	—	273	10,626	—	—	10,899
Share issuance costs	—		(336)	—	—	(336)
Share-based remuneration	—		—	4,184	—	4,184
June 30, 2020	3,821	(40)	332,566	24,775	(337,442)	23,680

January 1, 2021	4,878	(304)	356,822	26,353	(379,395)	8,354
Loss for the period	—	—	—	—	(39,148)	(39,148)
Other comprehensive loss	—	—	—	—	—	—
Total comprehensive loss	—	—	—	—	(39,148)	(39,148)
Issuance of treasury shares	1,515	(1,515)	—	—	—	—
Issuance of shares - ATM program	—	1,189	47,860	—	—	49,049
Share issuance costs	—	—	(1,677)	—	—	(1,677)
Exercise of warrants	555	—	21,562	—	—	22,117
Share-based remuneration	—	—	—	2,929	—	2,929
June 30, 2021	6,948	(630)	424,567	29,282	(418,543)	41,624

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

ObsEva SA

Condensed Consolidated Financial Statements

Notes to the Unaudited Condensed Consolidated Financial Statements

1. General information

ObsEva SA (the “Company”) was founded on November 14, 2012, and its address is 12 Chemin des Aulx, 1228 Plan-les-Ouates, Geneva, Switzerland. The terms “ObsEva” or “the Group” refer to ObsEva SA together with its subsidiaries included in the scope of consolidation (note 2.3).

The Group is focused on the development and commercialization of novel therapeutics for serious conditions that compromise women’s reproductive health and pregnancy. The Group has a portfolio of three mid- to late-stage development in-licensed compounds (linzagolix, ebopiprant and nolasiban) being developed in four indications. The Group has no currently marketed products.

These condensed consolidated financial statements are presented in dollars of the United States (USD), rounded to the nearest thousand except share and per share data, and have been prepared on the basis of the accounting principles described in note 2.

These condensed consolidated financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors (the “Board of Directors”) on August 2, 2021.

2. Accounting principles and scope of consolidation

2.1 Basis of preparation and accounting principles

These unaudited three-month and six-month interim condensed consolidated financial statements (the “condensed consolidated financial statements”) are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (the “IASB”).

Accounting policies

Accounting policies used in the preparation and presentation of these condensed consolidated financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2020 (the “annual financial statements”), which should be read in conjunction with these condensed consolidated financial statements as they provide an update of previously reported information.

Going concern

The Company has incurred recurring losses since inception, including net losses of USD 39.1 million for the six-month period ended June 30, 2021. As of June 30, 2021, the Company had accumulated losses of USD 449.1 million, out of which USD 30.6 million were offset with share premium. The Company expects to continue to generate operating losses in the foreseeable future, even though certain spending associated with its ongoing clinical trials has been and may be further delayed as a result of the COVID-19 pandemic. As of June 30, 2021, the Company had cash and cash equivalents of USD 58.9 million. Subsequent to June 30, 2021, the Company received additional proceeds of USD 25 million (see note 12) and expects that its current cash and cash equivalents will be sufficient to fund its operations (without full consideration of commercialization expenses) and meet all of its obligations as they fall due for at least twelve months from the date of the issuance of these unaudited condensed consolidated financial statements. These unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The future viability of the Company is dependent on its ability to raise additional capital to finance its future operations. The Company will seek additional funding through public or private financings, debt financing or collaboration agreements. The sale of additional equity may dilute existing shareholders and newly issued shares may contain senior rights and preferences compared to currently outstanding common shares. Issued debt securities may contain covenants and limit the Company’s ability to pay dividends or make other distributions to shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Company’s financial condition and ability to pursue its business strategies. If the Company is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Company could be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its product candidates. However, there is no assurance that the Company will be successful in raising funds, closing a collaboration agreement, obtaining sufficient funding on terms acceptable to the Company, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial conditions.

ObsEva SA

Condensed Consolidated Financial Statements

2.2 Use of estimates and assumptions

The preparation of condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. The Company bases the estimates on historical experience and on various other assumptions that the Company believes are reasonable, the results of which form the basis for making judgments about the carrying value of assets, liabilities and equity and the amount of revenues and expenses. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the condensed consolidated financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2.3 Scope of consolidation

The Company consolidates the financial operations of its three fully-owned subsidiaries, ObsEva Ireland Ltd, which is registered in Cork, Ireland and organized under the laws of Ireland, ObsEva Europe B.V., which was incorporated in June 2021 and is registered and organized under the laws of Netherlands, and ObsEva USA Inc., which is registered and organized under the laws of Delaware, USA. ObsEva Ireland Ltd and ObsEva Europe B.V. had no operations and no results of operations to report as of June 30, 2021 and 2020.

3. Fair value estimation and financial instruments

The carrying value less impairment provision of receivables and payables approximate their fair values due to their short-term nature.

All financial assets and liabilities, respectively, are held at their amortized cost.

The Group’s financial assets and liabilities consist of cash and cash equivalents, other receivables, other payables and accruals which are classified as loans and receivables at amortized cost according to IFRS 9.

4. Cash and cash equivalents

(in USD ‘000)	June 30, 2021	December 31, 2020
Bank deposits	58,923	69,370
Interest bearing deposits	—	—
Total cash and cash equivalents	58,923	69,370

5. Intangible assets

As at June 30, 2021 and December 31, 2020, the Group holds a number of licenses to develop and commercialize several biopharmaceutical product candidates, the value of which is recorded at USD 26.6 million.

6. Borrowings

In August 2019, the Company entered into a loan and security agreement with Oxford Finance for a term loan of up to USD 75.0 million, subject to funding in three tranches. The Company received gross proceeds of USD 25.0 million, net of transaction costs of USD 0.3 million, from the first tranche of the credit facility upon entering into the agreement and has used the funds for its various clinical trials programs. The Company could not draw the second tranche of USD 25.0 million due to the failure to meet the primary endpoint of the Phase 3 IMPLANT 4 clinical trial of nolasiban. Pursuant to an amendment to the loan and security agreement signed in April 2020, the third tranche of USD 25.0 million may be drawn at any time between April 7, 2020 and August 1, 2024 upon request of the Company and at the lender’s discretion.

The credit facility is secured by substantially all of the Company’s assets, including the Company’s intellectual property. Each tranche bears interest at a floating interest rate of thirty day U.S. LIBOR, plus 6.25%, or a minimum of 8.68% per year in total. The Company is required to make monthly interest-only payments on each tranche through the amortization start date on August 1, 2022. The credit facility will mature on August 1, 2024, at which date a final fee payment of 6.75% of each funded tranche will be due, resulting in an effective interest rate of 10.32% per year. The credit facility contains customary conditions to borrowings and events of default and contains various negative covenants limiting the Company’s ability to, among other things, transfer or sell certain assets, allow changes in business, ownership or business locations, consummate mergers or acquisitions, incur additional indebtedness, create liens, pay dividends or make other distributions and make investments. As of June 30, 2021, the Company was in compliance with its covenants.

ObsEva SA

Condensed Consolidated Financial Statements

7. Shareholders’ equity

In 2020, the Company sold a total of 5,995,897 treasury shares at an average price of USD 2.82 per share, as part of its prior ATM program with Jefferies LLC (“Jefferies”). These multiple daily transactions generated total gross proceeds of USD 16.9 million. Directly related share issuance costs of USD 0.5 million were recorded as a deduction in equity. In March 2021, the Company terminated its prior ATM program with Jefferies and entered into a new ATM program with SVB Leerink LLC (“SVB Leerink”).

In January and February 2021, the Company announced the issuance of 6,020,248 and 11,591,124 common shares, respectively, at par value of 1/13 of a Swiss franc per share. The shares were fully subscribed for by a fully-owned subsidiary of the Company, and listed on the SIX Swiss Exchange accordingly. The shares were initially held as treasury shares.

During the six-months ended June 30, 2021, the Company sold a total of 13,949,613 treasury shares at an average price of USD 3.51 per share, as part of its prior and current ATM programs. These multiple daily transactions generated total gross proceeds of USD 49.0 million. Directly related share issuance costs of USD 1.5 million were recorded as a deduction in equity.

In addition, during the first quarter of 2021, the Company received proceeds of USD 22.1 million from the exercise of 6,448,240 warrants included in the units sold in the Company’s underwritten public offering in September 2020.

As at June 30, 2021, the total outstanding share capital of USD 6.9 million, fully paid, consists of 85,220,471 common shares, including 7,270,040 treasury shares. As at December 31, 2020, the total outstanding share capital of USD 4.9 million, fully paid, consists of 61,160,859 common shares, including 3,608,281 treasury shares. All shares have a nominal value of 1/13 of a Swiss franc, translated into USD using historical rates at the issuance date.

8. Research and development expenses

Due to the difficulty in assessing when research and development projects would generate revenue, the Group expenses all research and development costs to the profit and loss accounts. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and bonuses, stock-based compensation, employee benefits, facilities costs, laboratory supplies, depreciation, manufacturing expenses as well as external costs of vendors engaged to conduct preclinical development activities and clinical trials.

9. Income tax

The Group is subject to income taxes in various jurisdictions, including primarily in Switzerland and the United States.

Since January 1, 2020, the Company is subject in Switzerland to a municipal and cantonal income tax rate of 14.0% and to a federal tax rate of 8.5% on its profits after tax. It is entitled to carry forward any loss incurred for a period of seven years and can offset such losses carried forward against future taxes. In 2015, the Company was granted by the State Council of the Canton of Geneva an exemption of income and capital tax at municipal and cantonal levels for the period from 2013 until 2022. Because of this exemption, and the fact that the Company has incurred net losses since its inception, no income tax expense at the municipal, cantonal or federal levels was recorded in the Company for the three-month and six-month periods ended June 30, 2021 and 2020. Additionally, due to the uncertainty as to whether it will be able to use its net loss carryforwards for tax purposes in the future, no deferred taxes have been recognized on the balance sheet of the Company as of June 30, 2021 and December 31, 2020.

The Company’s U.S. subsidiary is a service organization for the Group and is therefore subject to taxes on the revenues generated from its services to the Group that are charged based upon the U.S. subsidiary’s cost-plus arrangement with the Group. The profits of the U.S. subsidiary during the three-month and six-month periods ended June 30, 2021 and 2020 were each subject to a total U.S. income tax rate of 27.3% based on both the U.S. federal and state tax rates.

ObsEva SA

Condensed Consolidated Financial Statements

10. Loss per share

As of June 30, 2021 and 2020, the Company has one category of shares, which are common shares. The basic loss per share is calculated by dividing the loss of the period attributable to the common shares by the weighted average number of common shares outstanding during the period as follows:

	Three-month period ended June 30,	Six-month period ended June 30,
	2021	2021
Net loss attributable to shareholders (in USD ‘000)	(19,144)	(39,148)
Weighted average number of common shares outstanding	75,809,484	72,211,911
Basic and diluted loss per share (in USD)	(0.25)	(0.54)

	Three-month period ended June 30,	Six-month period ended June 30,
	2020	2020
Net loss attributable to shareholders (in USD ‘000)	(18,168)	(40,031)
Weighted average number of common shares outstanding	47,709,508	46,717,535
Basic and diluted loss per share (in USD)	(0.38)	(0.86)

For the three-month and six-month periods ended June 30, 2021, 9,063,388 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, were excluded from the calculation. For the three-month and six-month periods ended June 30, 2020, 56,575 non-vested shares and 5,615,450 shares issuable upon the exercise of stock-options, which would have an anti-dilutive impact on the calculation of the diluted earnings per share, are excluded from the calculation.

11. Segment information

The Group operates in one segment, which is the research and development of innovative women’s reproductive, health and pregnancy therapeutics. The marketing and commercialization of such therapeutics depend, in large part, on the success of the development phase. The Chief Executive Officer of the Company reviews the consolidated statements of operations of the Group on an aggregated basis and manages the operations of the Group as a single operating segment. The Group currently generates no revenue from the sales of therapeutics products, and the Group’s activities are not affected by any significant seasonal effect.

The geographical analysis of non-current assets is as follows:

(in USD ‘000)	June 30, 2021	December 31, 2020
Switzerland	27,702	27,936
USA	89	543
Total non-current assets	27,791	28,479

The geographical analysis of operating expenses is as follows:

(in USD ’000)	Three-month period ended June 30,		Six-month period ended June 30,
	2021	2020	2021	2020
Switzerland	16,730	17,782	34,885	37,357
USA	1,643	(214)	3,195	1,108
Total operating expenses	18,373	17,568	38,080	38,465

ObsEva SA

Condensed Consolidated Financial Statements

12. Events after the reporting period

Agreement for ebopiprant

In July 2021, the Company entered into an agreement with Organon & Co. (“Organon”) to develop and commercialize ebopiprant. Under the terms of the agreement, Organon gained exclusive worldwide rights to develop, manufacture and commercialize ebopiprant. In consideration for entering into this agreement, the Company is entitled to receive tiered double-digit royalties on commercial sales as well as up to USD 500 million in upfront and milestone payments including USD 25 million that was paid at signing, up to USD 90 million in development and regulatory milestones and up to USD 385 million sales-based milestones.

There were no other material events after the balance sheet date.